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                                                                 EXHIBIT 3.03

                              ARTICLES OF AMENDMENT
                                     TO THE
                            ARTICLES OF INCORPORATION
                                       OF
                         GRAND ADVENTURES TOUR & TRAVEL
                             PUBLISHING CORPORATION


         Pursuant to ORS 60.444, the undersigned corporation hereby submits for filing the following Articles of Amendment to its Articles of Incorporation:


         1. Name of Corporation. The name of the corporation is Grand Adventures Tour & Travel Publishing Corporation.

         2. Amendment. Section VII of the Articles of Incorporation was amended and restated to appear in its entirety as set forth below:

                  SECTION VII. REVERSE STOCK SPLIT. The number of the corporation's issued and outstanding shares of common stock shall be reduced from 9,522,024 to 1,360,289, more or less, by exchanging one share of common stock outstanding immediately prior to the reverse split for seven shares of Common Stock after the reverse split. Each certificate representing shares of Common Stock outstanding immediately prior to the reverse split (the "Old Shares") will be deemed automatically, without any action on the part of the Shareholders, to represent one-seventh the number of shares of Common Stock after the reverse split (the "New Shares"). No fractional New Shares will be issued as a result of the reverse split. In lieu thereof, each Stockholder whose Old Shares are not evenly divisible by seven will receive one additional New Share for the fractional New Share that such Stockholder would otherwise be entitled to receive as a result of the reverse split.

         3. Approval. The foregoing amendment and the reverse split effected thereby was approved by a vote of the corporation's shareholders on December 17, 1997. On the record date of November 15, 1997, there were a total of 9,522,024 shares of common stock outstanding and entitled to vote. 5,764,000 shares of common stock were voted in favor of the amendment and 0 shares were voted against the amendment.

         4. Procedure for Effecting the Reverse Split. Upon the effective date of this Amendment, each certificate representing shares of Common Stock outstanding immediately prior to the reverse split (the "Old Shares") will be deemed automatically, without any action on the part of the Shareholders, to represent one-seventh the number of shares of Common Stock after the reverse split (the "New Shares"). No fractional New Shares will be issued as a result of the reverse split. In lieu thereof, each Stockholder whose Old Shares are not


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evenly divisible by seven will receive one additional New Share for the fractional New Share that such Stockholder would otherwise be entitled to receive as a result of the reverse split. When these Articles of Amendment are filed, Shareholders will be asked to surrender certificates representing Old Shares and upon such surrender, a certificate representing the New Shares will be issued and forwarded to the Shareholders; however, each certificate representing Old Shares will continue to be valid and represent New Shares equal to one-seventh of the number of Old Shares. Persons who hold their shares in brokerage accounts or "street name" will not be required to take any further actions to effect the exchange of their certificates.




                                          GRAND ADVENTURES TOUR & TRAVEL
                                               PUBLISHING CORPORATION



                                          By: /s/ DARRELL W. BARKER
                                             -------------------------------
                                             Darrell W. Barker,
                                             Chief Financial Officer



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